 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Decherd, Robert W. (Last) (First) (Middle) Belo Corp. P.O. Box 655237 (Street) Dallas, TX 75265-5237 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Belo Corp. BLC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/03/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman of the Board, President and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Series A Common Stock	03/03/2003		S(1)		40,000	D	$21.37 (2)	1,175,979	D
Series A Common Stock								$1,200	I	By Spouse (3)
Series A Common Stock								$4,597	I	401(k) Plan (4)
Series A Common Stock								$211,713	I	By GRATs (5)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

(1) The sales reported in this Form 4 were effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on 11/30/01.
(2) Represents the average sale price per share. Shares sold in open market as follows: 4,000 shares @ $21.25/share; 2,000 shares @ $21.29/share; 3,000 shares @ $21.30/share; 13,000 shares @ $21.35/share; 1,000 shares @ $21.36/share; 3,500 shares @ $21.40/share; 1,000 shares @ $21.41/share; 1,000 shares @ $21.42/share; 2,200 shares @ $21.43/share; 2,000 shares @ $21.44/share; 5,300 shares @ $21.45/share; and 2,000 shares @ $21.53/share.
(3) The reporting person disclaims beneficial ownership of these securities.
(4) Held by the Belo Savings Plan as of 02/28/03.
(5) The reporting person is the settlor and trustee of each grantor retained annuity trust ("GRAT") and receives annual annuity payments therefrom. The reporting person's children are the remaindermen.
The reporting person disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest therein.
These Series A shares are held in several GRATs in the following amounts:
7,648 shares in the 1998-3 GRAT; 12,681 shares in the 1999 GRAT; 81,877 shares in the 1999-2 GRAT; and, 109,507 shares in the 2000-4 GRAT.

By:	Date:
/s/ Ann Marie Cowdrey	03/04/2003
Attorney-in-Fact
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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